FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated December 24, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 24, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
December 24, 2008

LINEAR GOLD AND CENTRAL SUN MINING ANNOUNCE
BUSINESS COMBINATION

The Combined Company will have:

•	Initial Production of Approximately 45,000 Ounces of Gold per Year Increasing to 130,000 Ounces of Gold per Year Following Completion of the Orosi Mill Installation in 2009; and
•	Approximately US$20.0 Million in Cash and Cash Equivalents
•	726,700 ounces of gold in Proven and Probable Reserves, 1,114,000 ounces of gold in Measured and Indicted, and 861,200 ounces of gold in Inferred Resources

TORONTO, ONTARIO, December 24, 2008: Linear Gold Corp. (TSX: LRR) (“Linear Gold”) and Central Sun Mining Inc. (TSX: CSM, NYSE Alternext: SMC) (“Central Sun” or “CSM”) are pleased to announce that they have signed a letter agreement whereby Linear Gold will acquire all of the outstanding common shares of Central Sun in exchange for common shares of Linear Gold (the “Transaction”). Pursuant to the Transaction, CSM shareholders will receive 0.4 Linear Gold common shares for each CSM common share held.

Wade Dawe, President and Chief Executive Officer of Linear Gold, stated, “We believe this transaction is an attractive opportunity to acquire a portfolio of gold assets which includes the Limon Mine, currently producing approximately 45,000 ounces of gold per year, the Orosi Mine, with planned production of approximately 85,000 ounces of gold annually following a nine month construction period, and the highly prospective Mestiza-La India Property, which represents a potential high grade development opportunity for the future. Together, Linear and Central Sun plan to pursue a growth strategy focused on building an aggressive and very profitable gold producer.”

Stan Bharti, the Chairman of Central Sun, commented, “We believe that the combination of Central Sun and Linear Gold will form the basis for the next intermediate gold producer. The combined company brings together gold production, potential near-term production expansion, financial resources and an experienced management team. The combined company will be well positioned to leverage continued strength in the price of gold in 2009.”

Conference Call

A conference call will be held on January 6th, 2009, 2:00 p.m. (Toronto time) to discuss this Transaction. An investor presentation outlining the Transaction will be made available on the Linear Gold and Central Sun websites on or before January 6th, 2009. Please use the following information to access the call:

Dial in:	416-695-9753
Toll Free:	1-877-461-2814

There will be a question and answer session following management presentations during the call.

Highlights of the Transaction

Upon completion of the Transaction, Linear Gold, continuing as the combined company will feature:

•	Annual production of approximately 45,000 ounces of gold increasing to 130,000 ounces of gold following completion of the Orosi mill installation.
•

Proven and probable gold mineral reserves estimated to be approximately 730,000 ounces, and measured and indicated gold mineral resources estimated to be approximately 1,114,000 ounces. See chart at end of release for details; Approximately CDN$24 million (US$20 million) in cash and cash equivalents;

•

Significant potential for growth through exploration at Central Sun’s properties in Nicaragua and Linear Gold’s promising Ixhautan Gold Project in Mexico and Ampliacion Pueblo Viejo, Loma El Mate and Loma Hueca Gold Properties in the Dominican Republic;

•	Management and board of directors with experience operating, developing, and financing mining companies;
•	Strategic position to leverage expected consolidation in the gold industry.

Upon completion of the Transaction, Linear Gold will have approximately 53.2 million common shares issued and outstanding, with former Central Sun shareholders holding approximately 48% of the issued and outstanding common shares of the combined company.

Compelling Combination

The combination will bring significant benefits to each of the companies and their shareholders. The boards of directors of both Central Sun and Linear Gold unanimously support the proposed combination.

For Central Sun,

•

The exchange ratio of 0.4 Linear Gold common shares for each Central Sun common share values Central Sun at approximately $CDN18.4 million, or approximately $CDN0.292 per CSM common share, which represents a premium of 75% based on the 20-day volume weighted average TSX price of Central Sun and Linear Gold shares from December 23, 2008, the trading day prior to the announcement, and 42% based on the respective closing prices on December 23, 2008;

•	Helps to facilitate development of the Orosi gold project resulting in increased gold production in the combined company;
•

Provides cash resources of approximately CDN$24 million (US$20 million), which addresses Central Sun’s immediate working capital needs and will partly fund development activities to re-commence production at Orosi;

•

Provides exposure to Linear Gold’s promising Ixhautan Gold Project in Mexico, which Kinross Gold Corporation has been exploring and evaluating under an option agreement to acquire up to a 70% interest in exchange for future cash payments to Linear Gold of up to US$115 million; and

•	Provides shareholders with a significant stake in the combined company that is well positioned to participate in expected future consolidation in the gold industry.

For Linear Gold,

•	Adds current production of approximately 45,000 ounces of gold per year
•	Adds planned production growth, as Central Sun projects 2010 gold production of 130,000 ounces based on the re-commencement of production at the Orosi project;
•	Significantly increases estimated mineral reserves and resources;
•	Adds skilled mining operations team, experienced in successfully operating and developing mines;
•	Provides exposure to exploration success at Central Sun’s Limon, Orosi and Mestiza-La India projects; and
•	Provides shareholders with a significant stake in the combined company that is well positioned to participate in expected future consolidation in the gold industry.

CSM Board of Directors` Recommendations

The Transaction will be subject to approval of the shareholders of CSM. The Board of Directors of Central Sun has determined to recommend that CSM shareholders vote in favour of the Transaction. In addition, the Central Sun directors have indicated that they intend to vote their CSM shares in favour of the Transaction.

Transaction Details

The Transaction is expected to be structured as a plan of arrangement between Central Sun and a newly formed, wholly-owned subsidiary of Linear Gold. Under the terms of the Transaction, CSM shareholders will receive 0.4 common shares of Linear Gold for each common share of Central Sun held. Each outstanding Central Sun convertible security will become exercisable for Linear Gold common shares based on the exchange ratio and resulting price adjustment. Under certain circumstances, prior to closing, Linear Gold shareholders will be entitled to receive up to 7.5 million warrants of Linear Gold exercisable at $1.00 per share and expiring in 24 months. The Board of Directors of the combined company will be comprised of three representatives of Linear Gold and three representatives of Central Sun. Wade Dawe shall be appointed as Chairman and Peter Tagliamonte will be appointed as President and Chief Executive Officer of Linear Gold.

Linear Gold has entered into lock-up agreements with CSM officers, directors and shareholders who hold approximately 10.5% of the outstanding CSM common shares, pursuant to which they have agreed to vote in favour of the Transaction on the terms proposed above, subject to certain conditions.

The letter agreement includes a commitment by Central Sun not to solicit alternative transactions to the proposed Transaction. Linear Gold has also been provided with certain other rights customary for a transaction of this nature, including the right to match competing offers made to CSM. The Letter Agreement also provides for a break fee of CDN$1,000,000 to be payable to Central Sun or Linear Gold in certain circumstances.

The Transaction is subject to the parties entering into a definitive agreement by January 29, 2009 and the receipt of all necessary regulatory approvals and necessary shareholder approvals at special meeting(s) to be held no later than April 30, 2009. Closing of the Transaction is set to occur by no later than May 31, 2009.

The parties have agreed that the shareholders of the combined company will consider a special resolution changing the name of the combined company to Central Sun Mining Corp., at its first annual general meeting.

Linear Gold’s legal counsel is Cox & Palmer. Central Sun’s legal counsel is Cassels Brock & Blackwell LLP.

About Linear Gold

Linear Gold Corp. is actively exploring for gold and base metal deposits through joint ventures with Kinross Gold in Mexico and Everton Resources in the Dominican Republic.

For further information, please contact:

LINEAR GOLD CORP.

Wade K. Dawe

President and Chief Executive Officer

(902) 422-1421

Website: www.lineargoldcorp.com

About Central Sun

Central Sun Mining Inc. is a gold producer with mining and exploration activities focused in Nicaragua. Central Sun operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

CENTRAL SUN MINING INC.

Peter Tagliamonte

President and Chief Executive Officer

(416) 860-0919; ir@centralsun.ca

Peter Tagliamonte, P.Eng., who is the President and CEO of Central Sun and a qualified person under National Instrument 43-101, has reviewed the scientific and technical information in this press release relating to Central Sun and its properties.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Central Sun or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Linear Gold, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Linear Gold shares in the United States will only be made pursuant to a prospectus and related offer materials that Linear Gold expects to send to holders of Central Sun securities, subject to the requirements of applicable law. The Linear Gold shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information regarding Linear Gold and its management, as well as its financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of Linear Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed transaction, the terms and conditions of the transaction, the benefits of the proposed transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on various assumptions and on the nest estimates of CSM or Linear Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of Linear Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of SEDAR by CSM and/or Linear from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Schedule A MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES COMBINED CENTRAL SUN MINING INC. AND LINEAR GOLD CORP. (as at January 31, 2008)

Mineral Reserves
Mine	Tonnes	Grade (g/t)	Gold (ounces)

LIMON[2]
Proven	156,400	6.04	30,400
Probable	1,224,600	4.75	186,900
Total	1,381,000	4.89	217,200

OROSI[3]
Probable	11,017,000	1.44	509,500
Total	11,017,000	1.44	509,500

Total Proven and Probable Mineral Reserves	12,398,000	1.82	726,700

Mine	Tonnes	Grade (g/t)	Gold (ounces)
LIMON[2]
Measured	30,000	4.65	4,500
Indicated	354,100	5.02	57,200
Total	384,000	4.99	61,600

OROSI[3]
Indicated	4,126,000	1.51	200,400
Total	4,126,000	1.51	200,400

IXHUATAN[5]
Measured	1,320,000	4.8	204,000
Indicated	8,050,000	2.5	648,000
Total	9,370,000	2.8	852,000

Total Measured & Indicated Mineral Resources	13,880,000	2.48	1,114,000

Inferred Mineral Resources
Mine/Project	Tonnes	Grade (g/t)	Gold (ounces)
LIMON[2]
Total	1,291,000	5.91	246,000

OROSI[3]
Total	3,371,000	0.76	82,600

MESTIZA[4]
Total	558,000	8.80	158,600

IXHUATAN[5]
Total	7,130,000	1.6	374,000
Total Inferred	12,350,000	2.15	861,200

Notes:

1.

The mineral reserves and resources reported herein are based on the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 (“CIM Standards”). Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are in addition to Mineral Reserves.

2.

Mineral Reserve and Mineral Resource estimates for the Limon mine were prepared by CSM mine personnel under the supervision of Dr. William Pearson, P.Geo. and Mr. Graham Speirs, P.Eng. both of whom are Qualified Persons as defined under National Instrument 43-101.

3.	The Mineral Reserve and Resource at Orosi (formerly La Libertad) was prepared as of January 31, 2008 by Scott Wilson Roscoe Postle & Associates Ltd. (Scott Wilson RPA).

4.

The Inferred Mineral Resource for Mestiza was prepared by CSM exploration personnel under the supervision of Dr. William Pearson, P.Geo. a Qualified Person as defined by NI 43-101. The estimate is based on historical drilling and recent trench sampling and drilling by CSM.

5.

The Independent Qualified Person responsible for the Ixhuatan resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd. A Technical Report prepared to National Instrument 43-101 requirements has been filed on SEDAR.

6.	Totals may not add up due to rounding.